

June 10, 2015

Wanda Witoslawski
Chief Financial Officer
Las Vegas Railway Express, Inc.
6650 Via Austi Parkway
Suite 140
Las Vegas, NV 89119

> Re: **Las Vegas Railway Express, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2013**
> **Filed July 1, 2013**
> **Form 10-K for the Fiscal Year Ended March 31, 2014**
> **Filed June 30, 2014**
> **File No. 000-54648**

Dear Ms. Witoslawski:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: Michael A. Barron